                                  May 27, 2005


                                                                       VIA EDGAR
Mr. Mark P. Shuman
Ms. Sara Kalin
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Catuity, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed May 12, 2005
         File No. 0-30045

Dear Mr. Shuman and Ms. Kalin:

         On behalf of Catuity, Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter dated May 24, 2005 to Mr. John H. Lowry, Chief Financial Officer and Secretary of the Company. For reference, each Staff comment is reprinted below in italics, followed by the corresponding response of the Company.


         1. Please disclose whether you have any current plans, proposals or arrangements regarding the options to be authorized under your new restricted stock plans or the additional options authorized under your existing stock option plans. For example, have you agreed to issue options or restricted shares to any specific individuals? If so, please disclose and if not, please revise the disclosure regarding each applicable proposal to indicate that you have no such plans at this time.

         RESPONSE: The Company has added disclosure regarding any current plans, proposals or arrangements for the proposed options or restricted stock in proposals 9, 11, 14, and 15. For your convenience, a copy of each of the changed pages of the proxy statement containing the additional disclosure is included with this letter.

         2. While we note the disclosure you have provided in your "Risk Factors" section regarding the dilutive effect of the acquisition on the current shareholders, please expand your disclosure regarding Proposal 6 to more clearly indicate how the ownership of the Company will change following the acquisition. For example, it appears there would be a material change to the Company's beneficial ownership following the acquisition. Consider including a beneficial ownership table in this section to present both pre- and post-acquisition information.

         RESPONSE: The Company will add a beneficial ownership table that presents both pre- and post-acquisition information following the discussion of the Share Sale Agreement in the Proxy

Mr. Mark P. Shuman
Ms. Sara Kalin
May 27, 2005
Page 2




Statement. For your convenience, a copy of the changed pages with the pre and post acquisition beneficial ownership table are included with this letter.

                                      * * *

         The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company's filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         I will be out of the office until Thursday, June 2, 2005. In my absence, if you have any questions or require additional information, please feel free to contact Lee Kellert with Jaffe, Raitt, Heuer, & Weiss, the Company's legal counsel at (248) 727-1413.


                                   Sincerely,
                                  CATUITY, INC.


                                /s/ John H. Lowry


cc:      Alfred H. (John) Racine, III

      Disputed claims for indemnification are subject to mediation. If mediation fails, the dispute may be submitted to court in Victoria, Australia, unless Majority Shareholders unanimously agree to have the claim arbitrated.

FEES AND EXPENSES

      Catuity will bear all stamp duty payable in connection with the Share Sale Agreement. Subject to the stamp duty, the parties will each bear their own legal, accounting and other costs and expenses in connection with the preparation and execution of the Share Sale Agreement and the transactions contemplated under this Share Sale Agreement.

AMENDMENTS AND WAIVERS

      The Share Sale Agreement may not be amended or modified unless the amendment or variation is in writing signed by all parties. Waiver of any power or right under the Share Sale Agreement must be in writing signed by the party entitled to the benefit of that power or right and is effective only to the extent set out in that written waiver.

                    DESCRIPTION OF OTHER MATERIAL AGREEMENTS

EMPLOYMENT AGREEMENT WITH CHRIS LEACH

      As a condition precedent to Loyalty Magic's obligation to consummate the acquisition, we are required to enter into an employment agreement with Chris Leach, the current managing director of Loyalty Magic. We are currently negotiating the terms of the employment agreement with Mr. Leach. We have reached general agreement on the term of the contract, the responsibilities of Mr. Leach and a general framework for his compensation, including performance based incentives. We expect to finalize Mr. Leach's employment agreement prior to the date of our 2005 Annual Meeting of Shareholders.


         BENEFICIAL OWNERSHIP PRE- AND POST-ACQUISITION OF LOYALTY MAGIC

         The following table provides certain information regarding the beneficial ownership of our capital stock prior to and following completion of the acquisition of Loyalty Magic by (i) each person known by us to beneficially own or who is expected to own more than five percent of our common stock; (ii) our Chief Executive Officer and the four most highly compensated executive officers that earned more than US$100,000 (salary and bonus) for all services rendered in all capacities to us during the year ended December 31, 2004 (including our former Chief Executive Officer, Michael Howe); (iii) each of our Directors; (iv) all of our Directors and executive officers as a group; and (v) all of the current shareholders of Loyalty Magic as a group.

         The post acquisition information included in the table below assumes a per share price of A$5.00, the closing price on the Australian Stock Exchange on May 25, 2005.

                                    Prior to Acquisition                            Following Acquisition

                                                                    Percent                                         Percent
Name and Address of              Amount and Nature of Common         Owned        Amount and Nature of Common        Owned
Beneficial Owner                 Stock Beneficially Owned(1)         (2)         Stock Beneficially Owned(1)        (2)(3)
-------------------------------- -------------------------------- ------------ ---------------------------------- ------------
Acorn Capital Limited
Level 12, 90 Collins Street
Melbourne Vic 3000 Australia     108,846 Direct                                108,846 Direct
                                 0 Vested Options                 14.0%        0 Vested Options                   9.4%

Duncan P.F Mount
Lot 8, 54 Lane Cove Road
Ingleside, NSW 2101 Australia    46,666 Direct                                 46,666 Direct
                                 2,167 Vested Options             6.3%         2,167 Vested Options               4.2%

Alfred H. (John) Racine
11 Altamont Circle, #51          0 Direct                                      0 Direct
Charlottesville, VA. 22902       50,644 Options (4)               6.5%         50,644 Options (4)                 4.4%

Michael Howe
62 Hampton Road                  3,450 Direct                                  3,450 Direct
Grosse Pointe Shores, MI. 48230  21,267 Vested Options            3.1%         21,267 Vested Options              2.1%

Alexander S. Dawson
38 Macleay Street, NSW 2011      15,000 Direct                                 15,000 Direct
Australia                        2,000 Vested Options             2.2%         2,000 Vested Options               1.5%

John H. Lowry
21972 Heatheridge                422 Direct                                    422 Direct
Northville, MI. 48167            8,333 Vested Options             1.1%         8,333 Vested Options                  *

Alan L. Gilman
4720 Morris Lake Circle West     267 Direct                                    267 Direct
Bloomfield, MI. 48223            2,000 Vested Options                *         2,000 Vested Options                  *

Clifford W. Chapman
10 Warren Ave.                   0 Direct                                      0 Direct
Spring Lake, NJ 07762            667 Vested Options                  *         667 Vested Options                    *

A&B Venture Fund Company Pty.
Ltd.
16-18 Bulletin Place,            0 Direct                                      304,992 Direct
Sydney, NSW 2000 Australia       0 Vested Options                 0%           0 Vested Options                   26.3%

All Catuity Directors and
Executive Officers as a group    62,355 Direct                                 62,355 Direct
(6 persons)                      65,811 Vested Options            15.2%        65,811 Vested Options              11.1%

All current Loyalty Magic
shareholders as a group (12      0 Direct                                      380,000 Direct
persons)                         0 Vested Options                 0%           0 Vested Options                   32.8%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after March 31, 2005 are deemed vested and outstanding for purposes of computing the percentage ownership of any other person. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Share data does not include any Shares the beneficial ownership of which has been disclaimed pursuant to SEC Rules.

(2) Percentage of Beneficial Ownership is calculated on the basis of the amount of outstanding securities plus those securities of the named person deemed to be outstanding under Rule 13d-3 (promulgated under the Securities and Exchange Act of 1934, as amended) by virtue of such securities being subject to rights to acquire beneficial ownership within 60 days after March 31, 2005. An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding.

(3) Does not include the shares to be issued in our Australian registered offering.

(4) Does not include options to purchase 77,914 shares of our common stock, which are subject to shareholder approval pursuant to Proposal 10 of this proxy statement.

                              BUSINESS OF CATUITY

OUR BUSINESS

      Catuity provides technology-based solutions to retailers that are designed to increase the profit they receive from their customers at the Point of Sale
(POS). Today, the Company sells a hosted, ASP-based system(1) that enables the processing of member-based loyalty programs and which can deliver customized discounts, promotions, rewards and points-based programs which are designed to help retailers find, keep and profit from their best customers. The Company also enables gift card solutions. In late 2004, the Company introduced the first version of its new platform, the Catuity Advanced Loyalty System (CALS). The system enables robust and highly customizable programs which work on a retailer's payments terminals, Electronic Cash Register and on their internal store networks. Catuity also offers IT services to retailers to support their POS systems maintenance and custom development needs for both the deployment of our technology solution and those of third parties which also touch the point of sale.

      In 2004, Catuity underwent a significant change in its business strategy following the decision of Target Corporation to stop issuing smart cards to its customers that hold their Target-Visa co-branded credit card. This resulted in the eventual shutdown of the Visa Smart Rewards Platform that Visa USA had been developing for smart card usage in the United States and which utilized Catuity's older smart loyalty software. This has significantly impacted the near-term use of smart cards in the United States and resulted in Catuity adopting a change in its business strategy. In 2004, Visa represented 75% of Catuity's revenue while Target represented 11%. That revenue ended in the third quarter of 2004. The Company has no expectation that either Visa USA or Target will be a significant customer going forward.

-------------------------
(1) An Application Service Provider is a third-party entity that manages and distributes software-based services and solutions to customers across a wide area network from a central data center.

                                   PROPOSAL 9

  (TO APPROVE AN INCREASE IN THE NUMBER OF SHARES AUTHORIZED UNDER THE EMPLOYEE
                               STOCK OPTION PLAN)

GENERAL

      The ninth matter to be considered at the Annual Meeting will be the approval of an amendment to the Catuity Inc. Stock Option Plan (the "Employee Plan") to increase the number of shares for which options and other awards may be granted from 63,333 shares to 300,000 shares.

      The Board of Directors initially adopted the employee plan in December 1999 and the stockholders approved it on March 16, 2000. The employee plan was amended in 2001 to increase the number of authorized option shares to its current level. The employee plan terminates on the earlier of (i) the tenth anniversary of its effective date, (ii) the date all of the shares authorized under the employee plan have been issued, or (ii) the termination of the employee plan by the Board of Directors. The maximum period during which an option may be exercised under the employee plan is 10 years from the date of grant, except in the case of an Incentive Stock Option (ISO) granted to a 10% stockholder, in which case the maximum period is five years from the date of grant.

      The purposes of the employee plan are to attract and retain employees of high ability and to motivate them to advance Catuity's and our stockholders' interests. As of April 15, 2005, there remain only 17,824 shares available under the plan for future awards to employees. However, 77,914 shares have been awarded to Alfred H. (John) Racine, III subject to shareholder approval. As a result, we need to increase the number of authorized shares under the plan in order to honor the agreement with Mr. Racine and be able to make future option award grants to eligible employees. With the pending acquisition of Loyalty Magic, the number of employees eligible under the Plan will increase to approximately 40. The proposed increase will allow the Company to award option grants to the larger number of employees that will be eligible under the Plan. Catuity's total number of shares outstanding will also increase substantially with the acquisition of Loyalty Magic.


      On March 22, 2005, the Board approved an amendment increasing the number of authorized shares from 63,333 to 300,000 in order to ensure that a sufficient number of shares would be available for grants to meet the overall goals and objectives of the employee plan for the next few years. With the exception of 77,914 option shares to be awarded to Alfred H. (John) Racine that are subject to shareholder approval pursuant to proposal 10 of this proxy statement and 14,500 option shares to be awarded to two new management level employees as an inducement for them to join the Company, management has no other proposals or arrangements for the use of the proposed authorized shares. The remaining proposed authorized shares are intended for future employee awards.


SHARES AUTHORIZED

      A maximum of 63,333 (as amended, 300,000) of the aggregate number of shares of common stock outstanding may be issued under the employee plan to all participants in the aggregate. The shares issued may be newly issued or repurchased by us on the open market. If any award granted under the employee plan is surrendered to us, terminates or expires before having been fully exercised, or an award of stock appreciation rights is exercised for cash, then all shares formerly subject to that award shall become available for any award subsequently granted in accordance with the employee plan. The number of shares authorized under the employee plan will be adjusted to reflect certain recapitalizations, reorganizations, mergers or consolidations.

EMPLOYEE PLAN ADMINISTRATION

      The employee plan is administered by the Board of Directors or by a committee consisting of two or more members of the Board and is known as the administrator. Currently, the Compensation Committee serves as administrator. The administrator has full power and authority to prescribe, amend and rescind rules and procedures governing administration of the employee plan and to make all other determinations necessary or advisable for its administration and interpretation.

EMPLOYEE PLAN PARTICIPANTS

      The administrator may grant awards under the employee plan to Catuity's and/or any of its subsidiaries' officers, employees, and persons who are independent contractors, consultants or advisers of Catuity and/or its subsidiaries at the time of the grant.

ELIGIBILITY

      The Committee may grant Restricted Share Awards to any full-time, exempt employee of the Company or its subsidiaries or to such other key employees as the Committee may determine. As of April 15, 2005, the Company and its subsidiaries had approximately 11 Eligible Employees eligible to receive Awards under the Employee Stock Plan. The number of Eligible Employees is expected to increase over time based upon the Company's future growth.

STOCK SUBJECT TO THE PLAN; LIMITATIONS ON AWARDS

      The number of shares of Common Stock available for Restricted Share Awards under the Employee Stock Plan will be 267,000, subject to adjustment as set forth below. Shares of Common Stock to be granted under the Employee Stock Plan will come from the Company's authorized but unissued shares. If a Restricted Share Award is forfeited or terminated for any reason, the Restricted Shares subject to such Award will be available for regranting under the Employee Stock Plan.

RESTRICTED SHARE AWARDS


      The Committee has authority to determine the number of Restricted Shares subject to an Award as well as the terms and conditions applicable to such Award, including the term of the Restriction Period, which is the time period during which such shares are restricted, and any conditions relating to the lapse of the Restriction Period, including the attainment of one or more Performance or Serviced Goals, if any, set by the Committee. With the exception of 8,000 performance based restricted shares to be awarded to two new management level employees as an inducement for them to join the Company, management has no other proposals or arrangements for use of the proposed authorized shares. The remaining proposed authorized shares are intended for future employee awards.


TERMINATION OF EMPLOYMENT

      If a Participant is terminated or voluntarily terminates his or her employment with the Company (other than by reason of death, Total and Permanent Disability or Retirement) prior to the expiration of the applicable Restriction Period, then he or she forfeits all of his or her Restricted Shares. In the event of a Change in Control, all Restricted Shares automatically vest in full.

TRANSFER RESTRICTIONS

      A Participant may not sell, transfer, assign or otherwise transfer his or her Restricted Shares during the Restriction Period. During the applicable Restriction Period, the Company (or its transfer agent) will hold all stock certificates representing Restricted Shares.

PARTICIPANT RIGHTS

      During the Restriction Period, the Participant has the right to vote his or her Restricted Shares until vested or forfeited. During the Restriction Period, any dividends or other distributions with respect to Restricted Shares will be held by the Company (or its transfer agent) pending vesting or forfeiture.

ADJUSTMENTS

      In the event of a merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other comparable change in the Company's corporate structure affecting the Common Stock, the Committee may adjust the number and class of stock to be issued under the Employee Stock Plan, the individual Participant Award limit and the number and class of shares subject to outstanding Restricted Share Awards to prevent dilution or enlargement of the rights intended to be granted under the Employee Stock Plan.

AMENDMENT AND TERMINATION

      The Board may amend or terminate the Employee Stock Plan at any time, subject to applicable law and the vested rights of Participants. The Employee Stock Plan will terminate on April 30, 2015, unless earlier terminated by the Board of Directors or when all shares of Common Stock available have been issued.

will receive a non-qualified stock option to acquire 2,500 shares. The exercise price per share of any option will be the fair market value on the date of grant. The Company has no other plans, proposals, or arrangements for use of the proposed authorized shares.


EXERCISE OF OPTIONS

      Options vest and are exercisable immediately on grant.

      A director's right to exercise any option granted under the Director Option Plan terminates at whichever of the following times first occurs: (i) eight years from the date of grant; (ii) three months after he or she ceases to be a director, except if the director retires from the Board when he or she reaches 60 years of age or dies; and (iii) if a director dies, one year from the date of death. If a director dies within the 90 day period following the date he or she ceases to be a director, then the beneficiary may, until one year after the director's death, exercise the option to the extent it would have been exercisable if the director had exercised the option immediately prior to his or her death.

      A director must pay the purchase price of shares purchased upon the exercise of an option in full and in cash at the time of exercise. However, the Board may (but is not obligated to unless this is provided in the particular option agreement) permit the director to make payment by delivery to us of such other consideration as is permitted by the Board. Payment may also be made by delivering a copy of irrevocable instructions to a broker to deliver promptly an amount sufficient to pay the purchase price and, if required, the amount of any tax withholding liability for which the director is liable.

RIGHTS AS A SHAREHOLDER

      Until a director exercises his or her award and actually receives the shares, he or she has no rights as a Catuity shareholder pursuant to any shares of common stock that underlie the option.

AMENDMENT

      We may amend the Director Option Plan at any time. However, an amendment cannot modify the terms of an existing option unless the recipient agrees to the change.

U.S. INCOME TAX CONSEQUENCES RELATING TO THE DIRECTOR OPTION PLAN

      The following discussion of certain U.S. income tax considerations is a summary for general purposes only. Because Catuity is a U.S. Corporation, based in the U.S., we have restricted our tax discussion to United States tax law considerations. The Director Option Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the Employee Retirement Income Security Act of 1974.

GRANT OF OPTIONS

      Ordinarily, the grant of an option will have no income tax consequences for either the director or us. When a director exercises an option, he or she will recognize ordinary income and we will be entitled to a deduction in an amount equal to the excess of the fair market value of the common stock purchased over the purchase price. We are required to withhold tax from the director's income in that transaction. The director's tax "basis" of the common stock received upon exercise will equal the sum of the exercise price plus the amount included in the director's income. If the director pays the purchase price with shares of common stock, he or she will not recognize additional gain or loss by reason of that exchange, and the tax basis for an equal number of shares of the common stock received will be equal to the tax basis for the shares exchanged. Any additional shares received will have a basis equal to the amount of ordinary income includible with respect to such purchase. The subsequent sale or exchange of the common stock would generally give rise to capital gain or loss.

WITHHOLDING OF TAX

      Generally, we will be obligated to withhold, or secure payment in lieu of withholding, taxes the director may owe resulting from the exercise of an option. That amount will depend on many factors existing at the time the director exercises an option, particularly IRS regulations then in effect. If the director is paying the exercise price with shares of common stock, he or she may elect to have us withhold shares of the common stock sufficient to meet

Restricted Share Award is forfeited or terminated for any reason, the Restricted Shares subject to such Award will be available for re-granting under the Director Stock Plan.

RESTRICTED SHARE AWARDS


      Awards of restricted stock will be made on a quarterly basis beginning on the last day of the third quarter of 2005 and will continue until such time as the Company has achieved profitability and positive cash flow for two consecutive quarters or until the number of shares authorized under the Director Stock Plan have all been awarded. The number of shares to be awarded to each non-employee director will be based on 50% of the director's otherwise cash based compensation for the quarter and the fair market value of Catuity's common stock on NASDAQ (U.S. directors) or ASX (Australian directors) on the last trading day of each calendar quarter. The fair market value of each share is defined as the closing price on the last trading day of the quarter. Any director may elect to receive restricted shares for up to 100% of his/her otherwise cash based compensation. The Company has no other plans, proposals, or arrangements for use of the proposed authorized shares.


TRANSFER RESTRICTIONS

      A Participant may not sell, transfer, assign or otherwise transfer his or her Restricted Shares during the Restriction Period. During the applicable Restriction Period, the Company (or its transfer agent) will hold all stock certificates representing Restricted Shares.

      If a Participant leaves the Board by reason of death or Total and Permanent Disability prior to the expiration of the applicable Restriction Period, then vesting is immediate and full. If a Participant Retires, vesting continues according to schedule - although the Award is subject to forfeiture for Inimical Conduct. If a Participant is removed from the Board or is not nominated to stand for re-election due to Cause, then he or she forfeits all of his or her Restricted Shares. In the event of a Change in Control, all Restricted Shares automatically vest in full.

PARTICIPANT RIGHTS

      During the Restriction Period, the Participant has the right to vote his or her Restricted Shares until vested or forfeited. During the Restriction Period, any dividends or other distributions with respect to Restricted Shares will be held by the Company (or its transfer agent) pending vesting or forfeiture.

ADJUSTMENTS

      In the event of a merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other comparable change in the Company's corporate structure affecting the Common Stock, the Committee may adjust the number and class of stock to be issued under the Director Stock Plan, the individual Participant Award limit and the number and class of shares subject to outstanding Restricted Share Awards to prevent dilution or enlargement of the rights intended to be granted under the Director Stock Plan.

AMENDMENT AND TERMINATION

      The Board may amend or terminate the Director Stock Plan at any time, subject to applicable law and the vested rights of Participants. The Director Stock Plan will terminate on May 31, 2015, unless earlier terminated by the Board of Directors or when all shares of Common Stock available have been issued.

TAX WITHHOLDING

      The Company is entitled to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all taxes required by law to be withheld with respect to the issue of Restricted Shares under the Director Stock Plan or the lapse of the Restriction Period. The Company also has the right to withhold Common Stock as to which the Restriction Period has lapsed and which have a fair market value equal to a Participant's minimum tax withholding liability.

                                       77